File No. 70-10304

United States Securities and Exchange Commission
Washington, D.C. 20549
________________________________________
Amendment No. 2 to
Form U-1
Application/Declaration
Under the
Public Utility Holding Company Act of 1935
________________________________________

AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, Georgia 30309

(Names of companies filing this statement
and addresses of principal executive offices)
________________________________________

 Bryan E. Seas
Vice President and Controller
AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, Georgia 30309
(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Markian M.W. Melnyk LeBoeuf, Lamb, Greene & MacRae, L.L.P. 1875 Connecticut Avenue, N.W. Suite 1200 Washington, D.C. 20009 Telephone: (202) 986-8212 Facsimile: (202) 956-3289

FORM U-1
APPLICATION/DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

This Amendment No. 2 amends the Application-Declaration in SEC File No. 70-10304 filed on May 9, 2005 to restate Item 1.C. thereof.

Item 1.	Description of the Proposed Transaction

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C.	Overview of the Requests

AGLR seeks to expand on the expertise held by Sequent through the formation or acquisition of, and investments in, energy- and gas-related nonutility businesses operating in Canada, Mexico and/or the U.S. These investments would typically be made through one or more direct or indirect subsidiaries of Sequent and funded by the acquisition of the equity and debt securities of such companies, borrowings by such companies from AGLR's nonutility money pool, and guarantees.

AGLR proposes to limit its direct and indirect investments in energy- and gas-related businesses that derive a substantial part of their revenues from the conduct of business in Canada or Mexico to an aggregate amount not to exceed $300 million (the "Investment Limit") in the form of equity, debt and guarantees, including nonutility money pool borrowings, through February 8, 2006 (the "Authorization Period").1  Any investments by AGLR in the energy- and gas-related businesses described herein would be funded by cash on hand or the issuance of securities and/or guarantees authorized by Commission order. In particular, by order dated April 1, 2004 (Holding Co. Act Release No. 27828), the Commission authorized AGLR and its subsidiaries to engage in a system of external and intrasystem financing. The investments proposed herein would be subject to the limits set forth in the April 1, 2004 order. In addition, AGLR's public utility subsidiary companies would not directly or indirectly acquire any new energy- and gas-related businesses based on the authorization sought herein and the utility subsidiaries would not provide funding for, extend credit to, or guarantee the obligations of, such businesses.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

Date: September 27, 2005

AGL Resources Inc.

By: /s/ Paul R. Shlanta
Name: Paul R. Shlanta
Title: Executive Vice President, General Counsel and Chief Ethics & Compliance Officer

1 Investments in gas- and energy-related businesses that may be acquired under Rule 58 would be subject to the investment limits under Rule 58, not the Investment Limit proposed herein.